UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12
Bermuda

(441) 294-3309

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partnership Units

(Title of each class of securities covered by this Form)

6.500% Class A Cumulative Redeemable Perpetual Preferred Units, Series 1, of Brookfield Property Partners L.P.

6.375% Class A Cumulative Redeemable Perpetual Preferred Units, Series 2, of Brookfield Property Partners L.P.

5.750% Class A Cumulative Redeemable Perpetual Preferred Units, Series 3, of Brookfield Property Partners L.P.

6.250% Class A Cumulative Redeemable Preferred Units, Series 1, of Brookfield Property Preferred L.P.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Limited Partnership Units: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Brookfield Property Partners L.P. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

August 5, 2021	BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary